

February 1, 2023

Beth E. Berg
Partner
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603

> **Re: Avantax, Inc.**
> **Schedule TO-I**
> **Filed January 27, 2023**
> **File No. 005-55807**

Dear Beth E. Berg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the tender offer materials.

Schedule TO-I filed January 27, 2023

Cautionary Note Regarding Forward-Looking Statements, page 10

1. We note the first sentence in this section stating that the offering documents "contain certain 'forward-looking statements' as defined in Section 27A of the Securities Act of 10333...and Section 21E of the Exchange Act, which are subject to the 'safe harbor' created by those sections." The safe harbor provisions of the Private Securities Litigation Reform Act do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(c) of the Exchange Act and Section 21E(b)(2)(c) of the Securities and Exchange Act. Please delete references to the Reform Act or clarify that the the statements made in the offer materials are not subject to its safe harbor for forward-looking statements.

Conditions of the Tender Offer, page 28

2. Refer to the following statement in the first paragraph on page 28: "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted ay any time prior to the Expiration Time." When an event occurs that implicates an offer condition, the bidder must promptly notify target security holders whether it will waive the condition or proceed with the offer, or assert the condition and terminate. This statement implies that Avantax is not under an obligation to advise security holders what it will do when such event occurs. Please revise.

Source and Amount of Funds, page 28

3. Revise to provide the disclosure required by Item 7 of Schedule TO and Item 1007(d)(2) of Regulation M-A as to to the funds being used to purchase tendered shares.

Certain Information Concerning Us, page 29

4. We note your disclosure that "any information that we file later with the SEC will automatically update and, in some cases, supersede the information herein." Schedule TO does not expressly authorize such apparent "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Fees and Expenses, page 43

5. Please provide a reasonably-detailed list of expenses incurred or expected to be incurred in connection with the tender offer. See Item 7 of Schedule TO and Item 1007(c) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Christina Chalk at (202) 551-3440.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions